SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 12, 2007
(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis completes its business portfolio restructuring, divesting Gerber for USD 5.5 billion to Nestlé

•                  Divestiture program completed with Novartis business portfolio now entirely focused on healthcare

•      Joseph Jimenez named new CEO of Consumer Health division

Basel, April 12, 2007 – Novartis has signed a definitive agreement to sell its Gerber baby food business to Nestlé for USD 5.5 billion in cash. This completes Novartis’ divestiture program following its strategy to focus on healthcare with pharmaceuticals at the core. This transaction, which requires customary regulatory approvals, is expected to be completed by the second half of 2007.

“Over the past decade we have continuously invested in R&D, strengthening our innovation power and building our healthcare businesses, particularly pharmaceuticals, while divesting over 50% of our non-core, non-healthcare businesses,” said Dr. Daniel Vasella, Chairman and CEO of Novartis. “This transaction is also the right move for Gerber, as it will become a priority business in a leading global nutrition company.”

Novartis has appointed Joseph Jimenez as CEO of its Consumer Health division as of April 16. He replaces Paul Choffat, 58, who is retiring at the end of April after successfully leading the division for many years. Jimenez, a 47-year-old American, joins from Blackstone, a leading private equity firm. Previously he served as President and CEO of the H.J. Heinz Company in Europe and the US. Until recently he was a non-executive director of AstraZeneca plc. Jimenez will be based at the division’s headquarters in Basel.

Disclaimer

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by words such as “expected”, “will”, or similar expressions, or by express or implied discussions regarding pending regulatory approvals, or other express or implied discussions of strategies, plans and expectations. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to certain risks, uncertainties and assumptions. In particular, there can be no guarantee that the transaction will be completed in the expected form or within the expected time frame or at all. All forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 101,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

About Gerber

Gerber, a business unit of the Consumer Health division, has been a Novartis company since 1994. Gerber offers about 300 food products for babies, toddlers and infants as well as a baby care line, wellness products and life insurance. Gerber, which was founded in 1928, is active in more than 50 countries, has about 4,500 associates and is based in Parsippany, New Jersey. In 2006, Gerber had unaudited net sales of USD 1.6 billion and operating income of USD 307 million.

# # #

Novartis Media Relations

John Gilardi

Novartis Global Media Relations

+41 61 324 3018 (direct)

+41 79 596 1408 (mobile)

john.gilardi@novartis.com

Sheldon Jones

Novartis Corporation Media Relations

+1 212 830 2457 (direct)

sheldon.jones@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International:
Ruth Metzler-Arnold	+41 61 324 7944
Katharina Ambühl	+41 61 324 5316
Nafida Bendali	+41 61 324 3514
Jason Hannon	+41 61 324 2152
Thomas Hungerbuehler	+41 61 324 8425
Richard Jarvis	+41 61 324 4353

North America:
Ronen Tamir	+1 212 830 2433
Arun Nadiga	+1 212 830 2444
Jill Pozarek	+1 212 830 2445
Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 12, 2007	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting